**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Simon Property Group, L.P. (the "Company") on Form 10-Q for the period ended March 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SIMON

David Simon
Chairman of the Board of Directors and
Chief Executive Officer of Simon Property Group, Inc.,
General Partner

Date: May 5, 2016

/s/ ANDREW JUSTER

Andrew Juster
Executive Vice President and
Chief Financial Officer of Simon Property Group, Inc.,
General Partner

Date: May 5, 2016